# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ASANA, INC., CIK 0001477720
CUSIP: 04342Y104
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 633 FOLSOM STREET, SUITE 100, SAN FRANCISCO, California (CA), 94107
Date of event which requires filing of this statement: 03/25/2025
Amends the filing with accession number 0001193125-23-277154
Filed by CIK 0001549917
Persons authorized to receive notices and communications: Eleanor Lacey, c/o Asana, Inc., 633 Folsom Street, Suite 100, San Francisco, California (CA), 94107, 415-525-3888

## Reporting persons
- Dustin A. Moskovitz (CIK 0001549917): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 92,738,112; shared voting power 0; sole dispositive power 120,875,956; shared dispositive power 1,720,916; aggregate amount beneficially owned 122,596,872 (56.4% of the class)
  Comment: The Sole Voting Power in Row 7 consists of (i) 19,839,676 shares of Class A Common Stock, $0.00001 par value per share (the "Class A Common Stock") of the Issuer held of record by the Reporting Person, (ii) 4,147,046 shares of Class A Common Stock held of record by Dustin A. Moskovitz TTEE Dustin A. Moskovitz Trust DTD 12/27/05 (the "Dustin Moskovitz Trust"), (iii) 21,395,830 shares of Class B Common Stock, $0.00001 par value per share (the "Class B Common Stock") of the Issuer held of record by the Reporting Person, (iv) 42,030,755 shares of Class B Common Stock held of record by the Dustin Moskovitz Trust, (v) 2,604,170 shares of Class B Common Stock held of record by the Dustin Moskovitz Roth IRA, (vi) 460,000 shares of Class B Common Stock held of record by the Justin Rosenstein Trust, of which the Reporting Person is the trustee and may be deemed to have voting power and dispositive power over the shares held by this trust, (vii) 539,719 shares of Class B Common Stock held of record by the Justin Rosenstein Non-Exempt Trust, of which the Reporting Person is the trustee and may be deemed to have voting power and dispositive power over the shares held by this trust, and (viii) 1,720,916 shares of Class A Common Stock held of record by Good Ventures Foundation, a charitable foundation, over which the Reporting Person holds an irrevocable proxy pursuant to a voting agreement as described in Item 6 of this Schedule 13D. The Sole Voting Power does not include 29,858,760 shares of Class A Common Stock purchased on or after September 7, 2022 and held of record by the Reporting Person, over which the Issuer holds an irrevocable proxy pursuant to a purchase agreement as described in Item 6 of this Schedule 13D.
  
  The Sole Dispositive Power in Row 9 consists of (i) 49,698,436 shares of Class A Common Stock held of record by the Reporting Person, (ii) 4,147,046 shares of Class A Common Stock held of record by the Dustin Moskovitz Trust, (iii) 21,395,830 shares of Class B Common Stock held of record by the Reporting Person, (iv) 42,030,755 shares of Class B Common Stock held of record by the Dustin Moskovitz Trust, (v) 2,604,170 shares of Class B Common Stock held of record by the Dustin Moskovitz Roth IRA, (vi) 460,000 shares of Class B Common Stock held of record by the Justin Rosenstein Trust, of which the Reporting Person is the trustee and may be deemed to have voting power and dispositive power over the shares held by this trust and (vii) 539,719 shares of Class B Common Stock held of record by the Justin Rosenstein Non-Exempt Trust, of which the Reporting Person is the trustee and may be deemed to have voting power and dispositive power over the shares held by this trust.
  
  The Shared Dispositive Power in Row 10 consists of 1,720,916 shares of Class A Common Stock held of record by Good Ventures Foundation, a charitable foundation, over which the Reporting Person holds an irrevocable proxy pursuant to a voting agreement as described in Item 6 of this Schedule 13D. The Reporting Person and his spouse serve as directors on the board of Good Ventures Foundation and may be deemed to have shared dispositive power with respect to the shares held of record by Good Ventures Foundation.
  
  The Aggregate Amount Beneficially Owned in Row 11 consists of (i) 49,698,436 shares of Class A Common Stock held of record by the Reporting Person, (ii) 4,147,046 shares of Class A Common Stock held of record by the Dustin Moskovitz Trust, (iii) 21,395,830 shares of Class B Common Stock held of record by the Reporting Person, (iv) 42,030,755 shares of Class B Common Stock held of record by the Dustin Moskovitz Trust, (v) 2,604,170 shares of Class B Common Stock held of record by the Dustin Moskovitz Roth IRA, (vi) 460,000 shares of Class B Common Stock held of record by the Justin Rosenstein Trust, of which the Reporting Person is the trustee and may be deemed to have voting power and dispositive power over the shares held by this trust, (vii) 539,719 shares of Class B Common Stock held of record by the Justin Rosenstein Non-Exempt Trust, of which the Reporting Person is the trustee and may be deemed to have voting power and dispositive power over the shares held by this trust, and (viii) 1,720,916 shares of Class A Common Stock held of record by Good Ventures Foundation, a charitable foundation, over which the Reporting Person holds an irrevocable proxy pursuant to a voting agreement as described in Item 6 of this Schedule 13D.
  
  Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
  
  The Percent of Class Represented in Row 13 is based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 150,448,390 shares of Class A Common Stock outstanding as of March 26, 2025, as reported by the Issuer to the Reporting Person, and (ii) 67,030,474 shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Name of issuer: ASANA, INC.
Address of issuer's principal executive offices: 633 FOLSOM STREET, SUITE 100, SAN FRANCISCO, California (CA), 94107
Comment: This Amendment No. 4 ("Amendment No. 4") to Schedule 13D relates to the shares of Class A common stock, $0.00001 par value per share (the "Class A Common Stock"), of Asana, Inc., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed by Dustin A. Moskovitz (the "Reporting Person") with the Securities and Exchange Commission on February 14, 2022, as amended by Amendment No. 1 to Schedule 13D filed on March 7, 2022, Amendment No. 2 to Schedule 13D filed on September 16, 2022, and Amendment No. 3 to Schedule 13D filed on November 14, 2023 (as amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

Open-Market Purchases Pursuant to 2024 Trading Plan

From March 13, 2025 to the date hereof, the Reporting Person purchased 1,800,000 shares of Class A Common Stock in the open market at average prices per share as reflected in Schedule I of this Amendment No. 4 for an aggregate purchase price of $25,566,633.82, all of which was paid with the Reporting Person's personal funds. The shares of Class A Common Stock were purchased in the open market under a trading plan (the "2024 Trading Plan") pursuant to Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated in its entirety as follows:

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Person owns the securities reported herein for investment purposes only. The Reporting Person intends to review on a continuing basis their investment in the Issuer and may from time to time increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

In his capacity as President, Chief Executive Officer, and Chair of the Board of Directors of the Issuer, the Reporting Person intends to continue taking an active role in the Issuer's management. Also, subject to applicable approvals from the Compensation Committee of the Board of Directors of the Issuer, the Reporting Person may receive additional securities of the Issuer in connection with the Issuer's compensation program. In March 2025, the Issuer announced the anticipated transition of the Reporting Person from the role of Chief Executive Officer of the Issuer when a new Chief Executive Officer is appointed by the Board of Directors of the Issuer. Upon appointment of a new Chief Executive Officer, the Reporting Person will continue his role as Chair of the Board of Directors of the Issuer. In his capacity as President, Chief Executive Officer, and Chair of the Board of Directors of the Issuer, as applicable, the Reporting Person intends to be involved in recommendations and approvals with respect to the issuance of additional securities of the Issuer to other employees of the Issuer or its subsidiaries.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of his ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

(a) - (b) The percentage of beneficial ownership in this Schedule 13D is based on 150,448,390 shares of Class A Common Stock issued and outstanding as of March 26, 2025, as reported by the Issuer to the Reporting Person, and any shares of Class A Common Stock issuable upon the conversion of any shares of Class B Common Stock beneficially owned by the Reporting Person.

As of the date hereof, the aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person and, for the Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 4 and are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth on Schedule I of this Amendment No. 4, the Reporting Person, to the best of his knowledge, has not engaged in any transaction in any shares of Class A Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Other persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the 1,720,916 shares of Class A Common Stock held by Good Ventures Foundation. However, none of such persons' individual interest relates to more than 5% of the Class A Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

Entry into 2024 Rule 10b5-1 Plan

On September 5, 2024, the Reporting Person entered into the 2024 Trading Plan. The 2024 Trading Plan allows for the purchase of up to an aggregate of 13,500,000 shares of Class A Common Stock by Morgan Stanley Smith Barney on behalf of the Reporting Person. The 2024 Trading Plan terminates on September 30, 2025 or upon earlier completion of all authorized transactions under the 2024 Trading Plan. Shares of Class A Common Stock purchased pursuant to the 2024 Trading Plan may only be purchased in accordance with trading requirements adopted by the Reporting Person, and there can be no assurance as to how many shares of Class A Common Stock, if any, will be purchased pursuant to the 2024 Trading Plan or at what price any such shares will be purchased.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule I

## Signatures
- Dustin A. Moskovitz: /s/ Dustin A. Moskovitz, Dustin A. Moskovitz (03/27/2025)